SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 8)


                         Cousins Properties Incorporated
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)


                                  222 795 10 6
                                 (CUSIP Number)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1 (d)

--------------------------------------------------------------------------------
CUSIP No. 222 795 10 6
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      13G

-------- -----------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Thomas G. Cousins
-------- -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                       (b)|-|
-------- -----------------------------------------------------------------------

3. SEC USE ONLY

-------- ----------------------------------- -----------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- -----------------------------------------------------------------------
--------------------------------------------------------------------------------

NUMBER OF                 5.   SOLE VOTING POWER                 9,059,596*
SHARES                                                           ---------
BENEFICIALLY              ------------------------------------------------------
OWNED BY                  6.   SHARED VOTING POWER                 624,011
EACH                                                               -------
REPORTING                 ------------------------------------------------------
PERSON WITH               7. SOLE DISPOSITIVE POWER              9,022,716**
                                                                 ---------
                          ------------------------------------------------------
                          8. SHARED DISPOSITIVE POWER              624,011
                                                                   -------
--------------------------------------------------------------------------------

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

         9,683,607
         ---------
--------------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         19.76% (1)
         ----------
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Based on 51,294,891 shares of Common Stock outstanding on December 31, 2002, which number includes 2,908,538 shares subject to currently exercisable options and 155,238 shares of performance accelerated restricted stock.
* Includes 672,500 shares subject to currently exercisable options and 36,880 shares of performance accelerated restricted stock.
** Includes 672,500 shares subject to currently exercisable options.

Item 1(a).  Name of Issuer:

         Cousins Properties Incorporated

Item 1(b).  Address of Issuer's Principal Executive Offices:

         2500 Windy Ridge Parkway
         Atlanta, Georgia 30339

Item 2(a).  Name of Person Filing:

         Thomas G. Cousins

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         2500 Windy Ridge Parkway
         Atlanta, Georgia 30339

Item 2(c).  Citizenship:

         United States of America

Item 2(d).  Title of Class of Securities:

         Common Stock, $1.00 par value

Item 2(e).  CUSIP Number:

         222 795 10 6

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under Section 15 of the Exchange
                Act.
        (b) |_| Bank as defined in Section 3(a) (6) of the Exchange Act.
        (c) |_| Insurance company as defined in Section 3(a) (19) of the Exchange Act.
        (d) |_| Investment company registered under Section 8 of the Investment Company Act.
        (e) |_| An investment adviser in accordance with Rule 13-d-1(b) (1)
                (ii) (E);
        (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

        (g) |_| A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G).2
        (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
        (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;
        (j) |_| Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

        If this statement is filed pursuant to Rule 13d-1 (c), check this box.
|_|

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:
            9,683,607
            ---------
        (b) Percent of class:
            19.76%
            ------
        (c) Number of shares as to which such person has:
        (i) Sole power to vote or to direct the vote               9,059,596
                                                                   ---------
        (ii) Shared power to vote or to direct the vote            624,011
                                                                   -------
        (iii) Sole power to dispose or to direct the
              disposition of                                       9,022,716
                                                                   ---------
        (iv) Shared power to dispose or to direct the
             disposition of                                        624,011
                                                                   -------

         Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d) (1).

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10.  Certifications.

         N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





2/19/03                                              /s/ Thomas G. Cousins
____________                                         ________________________
Date                                                 Thomas G. Cousins